Exhibit 5
Third Quarter 2008 Results Hydrogenics Corporation Hydrogen energy storage and power systems

Safe Harbor Statement This presentation contains forward-looking statements about our achievements, future results, goals, levels of activity, performance, and other future events. We believe the expectations reflected in our forward-looking statements are reasonable, although we cannot guarantee achievements, future results, levels of activity, performance, or other future events. These statements are based on management's current expectations and actual results may differ from these forward-looking statements due to numerous factors, including risks related to our ability to raise additional capital, liquidity, operating results, revenue growth, industry, technology and products. You should not place undue reliance on these forward-looking statements. Investors are encouraged to review the section captioned "Risk Factors" in our regulatory filings with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission for a more complete discussion of factors that could affect our future performance. Furthermore, the forward-looking statements contained herein are made as of the date of this presentation, and we undertake no obligation to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this presentation, unless otherwise required by law. The forward-looking statements contained in this presentation are expressly qualified by this cautionary statement. 2

Business Update 3

4 Seven Quarters All in the Right Direction REVENUE EBITDA (CHART) (CHART) * Trailing 4 Quarters Moving Average Trend $M $M

5 We have identified two applications: Community and Resort Power Enabling remote communities to use 100% renewable energy from fluctuating sources through energy storage Confirmed the economic value proposition based on the delivered cost of diesel fuel to remote communities Sold six projects including sophisticated utility customers Ongoing interest and quote activity is encouraging Smart Grid Renewable Hydrogen Proprietary new application Target deployments identified and initial response very encouraging - to be developed over the next 12 months Renewable Hydrogen Update

Smart Grid Renewable Hydrogen Hydrogenics has proprietary technology to produce "Green Hydrogen" at the equivalent fuel value and cost of Gasoline in the $3-4/ US gallon range - today We plan to deploy in urban centers with serious air quality concerns along with zero emission public transportation using Hydrogenics Fuel Cells Contacts have been initiated in initial target markets with very good response and we anticipate announcing projects in more detail in the coming 12 months This technology will enable greater adoption of renewable energy on local grids and very significant CO2 reduction Sustainable business model protected by existing patents Ongoing cost reduction will further advantage this model 6

On-site & On-demand Industrial Hydrogen Awarded Seven Orders Valued at $6.8 Million for Onsite Hydrogen Generation "By using HySTAT hydrogen generation systems, customers can enjoy reliable hydrogen generation, produced on-site and on demand." ADDRESSABLE MARKET GROWTH Cost reduction & product line expansion Natural gas and diesel cost increases Growth in clean hydrogen from renewables MARKET ENGAGEMENT Direct sales to end users Sales to merchant gas companies HySTAT(tm)-A Hydrogen Station 7 Quarterly Progress

Backup Power for Telecom HyUPS Backup Power System 8 US $1.9 billion DC backup power market MARKET ENGAGEMENT Direct sales to OEMs and leading telecomm providers Hydrogenics to Provide Fuel Cells to Commscope, Inc. for Backup Power in Telecom Centres "Using hydrogen fuel cells lowers operating costs, increases reliability, and extends runtime duration, while reducing maintenance cost, minimizing environmental impact, and reducing the total cost of ownership." Quarterly Progress

Backup Power for Data Centers MARKET ENGAGEMENT OEM sales model Awarded contract by APC to deliver up to 500 units over three year period HyPM(r)-XR Fuel Cell Power Module 9 US $1.3 billion extended run AC backup power market APC Selects Hydrogenics Fuel Cells to Provide Extended Run Backup Power in Data Centres "Turn-key fuel cell solution provides environmentally sound, cost effective, commercial offering for backup power technologies for extended runtime requirements. This solution is ideal for APC customers that cannot operate a diesel generator due to noise or emissions concerns." Quarterly Progress

Enhanced Operating Efficiency for Forklifts HyPM(r) HD Fuel Cell Power Pack 10 MARKET ENGAGEMENT Early adopters engagement Concurrent OEM development efforts Concurrent Technologies adopts Hydrogenics Fuel Cells to power Material Handling Equipment (MHE) at the U.S. Defense Distribution Depot "HyPX(tm) Fuel Cell Power Pack has been developed as a leading-edge replacement product for lead- acid battery powered equipment. Material handling equipment is viewed as an important commercial mobility market for fuel cells." Quarterly Progress

Financial Update 11

2007 2008 OnSite Generation 6.2 9.2 Power Systems 1 1.8 Test Systems 3.4 0 12 Notes Revenues were $11.0 million for the third quarter of 2008. Excluding Test Systems, revenues increased 53% from the comparable period in 2007. Revenues Revenues Three months ended September 30, 2008 $M $M Revenues by Business Unit 10.7 11.0 53%

2007 2008 OnSite Generation 13.3 23.1 Power Systems 4.3 4.9 Test Systems 9.3 2.5 13 Revenues Revenues Nine months ended September 30, 2008 $M $M 59% Revenues by Business Unit 26.9 30.5 Notes Revenues were $30.5 million for the nine months ended September 30, 2008. Excluding Test Systems, revenues increased 59% from the comparable period in 2007.

2007 2008 OnSite Generation 0.8 1.8 Power Systems -0.5 -0.1 Test Systems 0.8 0 14 Gross Profit Three months ended September 30, 2008 Gross Profit by Business Unit 10.2 13.5 3.3 percentage point increase Gross Profit Notes Gross profit was 13.5% for the three months ended September 30, 2008, an increase of 3.3 percentage points from the comparable period in 2007. %

(CHART) 15 Gross Profit Gross Profit by Business Unit Gross Profit % Notes Gross profit was 17.5% for the nine months ended September 30, 2008, an increase of 6.5 percentage points from the comparable period in 2007. Exclusive of Test Systems, gross profit was 17.2% for the nine months ended September 30, 2008. 11.0 17.5 Nine months ended September 30, 2008% 6.5 Percentage Point Increase 12.3%

Footnote: Cash operating costs are defined as the sum of selling, general and administrative expenses and research and product development, less stock-based compensation expense and deferred compensation expense indexed our share price. This is a non-GAAP measure and may not be comparable to similar measures used by other companies. Management uses this measure as a rough estimate of the amount of fixed costs to operate the Corporation and believes this is a useful measure for investors for the same purpose. Refer to slide 23 for a reconciliation of this measure to loss from operations. 16 35% Cash Operating Costs Notes Cash operating costs for the three months ended September 30, 2008 include $0.3 million of costs attributable to our Test Systems business. Cash operating expenses, net of the above-noted item, were $4.9 million. R&D expenses are primarily attributable to backup power and light mobility initiatives within our Power Systems business. Three months ended September 30, 2008 $M 5.2 8.0

17 Cash Operating Costs Nine months ended September 30, 2008 $M Footnote: Cash operating cpsts are defined as the sum of selling, general and administrative expenses and research and product development, less stock-based compensation expense and deferred compensation expense indexed our share price. This is a non-GAAP measure and may not be comparable to similar measures used by other companies. Management uses this measure as a rough estimate of the amount of fixed costs to operate the Corporation and believes this is a useful measure for investors for the same purpose. Refer to slide 23 for a reconciliation of this measure to loss from operations. 27% 17.2 23.4 Notes Cash operating costs for the nine months ended September 30, 2008 include $1.0 million of costs attributable to our Test Systems business.

18 Net Loss Three months ended September 30, 2008 $M 3.7 6.5 39% Notes Cash loss includes $0.3 million of costs attributable to our Test Systems business.

19 Net Loss $M 12.4 18.6 Nine months ended September 30, 2008 33%

20 Order Backlog Q2 Backlog Orders Received Orders Delivered Q3 Backlog OnSite Generation $ 20.6 $ 7.1 $ 9.2 $ 18.5 Power Systems 8.1 1.3 1.8 7.7 Test Systems - - - - Total $ 28.7 $ 8.4 $ 11.0 $ 26.2 As at September 30, 2008 ($M) Note In addition to revenue recognized in the nine months ended September 30, 2008, we currently expect to deliver and recognize as revenue, more than 40% of our total order backlog in the remainder of 2008.

21 Balance Sheet Highlights Cash and cash equivalents, short-term investments and restricted cash $ 23.3 $ 30.6 (7.3) (23.9) Accounts and grants receivable 8.5 13.6 (5.1) (37.5) Inventories 9.3 12.7 (3.4) (26.8) Accounts payable and accrued liabilities 17.9 18.1 (0.2) (1.1) Dec. 31 2007 $ % As at September 30, 2008 ($M) Change Sept. 30 2008

22 Q3 Results * EBITDA is defined as earnings before interest, taxes, non-cash foreign exchange, and amortization. EBITDA is a non-GAAP measure and may not be comparable to similar measures used by other companies. Management uses EBITDA as a useful measure of cash flows. Refer to slide 24 for a reconciliation of this measure. 2008 2007 Change Change $ % Revenues 11.0 10.6 0.4 3.8 Gross Profit 1.5 1.1 0.4 36.3 % of Revenues 13.5 10.2 Operating Expenses Selling, general and administrative 2.8 5.2 (2.4) (46.2) Research and product development 2.1 3.1 (1.0) (32.3) Total operating expenses 4.9 8.3 (3.4) (41.0) EBITDA* (3.4) (7.2) 3.8 52.8 (in $ millions) Notes Q3 2008 EBITDA includes $0.3 million of costs attributable to our Test Systems business.

23 Reconciliation of Non-GAAP Measures Reconciliation of Non-GAAP Measures Cash Operating Costs ($M)

24 Reconciliation of Non-GAAP Measures Reconciliation of Non-GAAP Measures EBITDA ($M)

Take Aways Energy storage of intermittent renewable power is a tremendous market opportunity Over 3.8GW of installed solar and 94GW of wind capacity currently installed Ability to turn intermittent/off-peak power into baseload power Comprehensive product offering encompassing all significant aspects of hydrogen energy storage and power systems Well positioned with technology, IP and product portfolio to address burgeoning markets Multi-billion dollar markets in energy storage, OnSite Generation, backup power and light mobility First mover advantages evidenced by product offering, initial orders, worldwide sales funnel and focused market engagement strategy Established pipeline of sales in each segment Order backlog of $26.2 million as at September 30, 2008 Several recent and anticipated contract wins on energy storage Strong track record of revenue growth Well performing core business: US$30+ million run rate as a platform for growth 25 Market Product Sales and Marketing Financial

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